Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

VIA EDGAR	January 14, 2022

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Generation Asia I Acquisition Limited

Registration Statement on Form S-1 (File No. 333-260431)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Generation Asia I Acquisition Limited, and of the underwriter that effectiveness of the above-referenced Registration Statement be accelerated to 04:00 p.m., Eastern Time, on January 19, 2022, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me (+852-2514-7665) with any questions.

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S.  GOLDBERG    MAKIKO HARUNARI    IAN C. HO    JONATHAN HWANG     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

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